Exhibit 99.3

February 24, 2025

Adecoagro S.A.

28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg, Grand Duchy of Luxembourg

Attn: Mariano Bosch, Chief Executive Officer

Re:      Exclusivity Letter

Dear Mr. Bosch:

Reference is made to that certain letter dated February 14, 2025 (the “Letter of Intent”) from Tether Investments, S.A. de C.V. (“Tether”) and addressed to the board of directors of Adecoagro S.A. (the “Company”), with respect to a proposed transaction that would involve the acquisition by Tether of such number of common shares, par value $1.50 per share (“Common Shares”), of the Company, that would result in Tether and its affiliates collectively holding 51% of the outstanding Common Shares of the Company (the “Proposed Transaction”). This letter (this “Exclusivity Letter”) is the exclusivity agreement referred to in the Letter of Intent. For the avoidance of doubt, the Company and the Company’s board of directors have not agreed to the terms of the Proposed Transaction, which remain subject to ongoing negotiation. All capitalized terms used and not otherwise defined in this Exclusivity Letter shall have the meanings assigned to such terms in the Letter of Intent.

In consideration of Tether’s submission of the Letter of Intent, evaluation of the Proposed Transaction and incurring expenses in connection therewith, the Company hereby agrees that, for the period beginning on the date of this Exclusivity Letter and ending on the Expiration Date (as defined below) (the “Exclusivity Period”), the Company shall not, and shall not authorize or permit any of its Representatives (as defined below) to, directly or indirectly: (i) solicit, initiate, knowingly encourage, facilitate, discuss or negotiate any expression of interest, inquiry, proposal, or offer from any Third Party (as defined below) relating to or that could reasonably lead to a possible Alternative Transaction (as defined below); (ii) initiate, continue or otherwise participate in any discussions or negotiations or enter into any agreement with, or provide any confidential, proprietary, or non-public information or data room access to, any Third Party relating to or in connection with a possible Alternative Transaction; (iii) authorize, engage in, or enter into any agreement or understanding with respect to, any Alternative Transaction, or (iv) accept any proposal or offer from any Third Party relating to a possible Alternative Transaction.

If, during the Exclusivity Period, the Company or any of its Representatives receives from a Third Party any written expression of interest, proposal or offer regarding or relating to an actual or possible Alternative Transaction, the Company will, to the extent legally permissible, promptly (and in any event within 48 hours) notify Tether in writing that such expression of interest, proposal or offer has been received, and disclose to Tether the material terms thereof (other than the identity of the Third Party making such written expression of interest, proposal or offer).

Tether represents and warrants that as of the date hereof, neither Tether nor any of its affiliates beneficially owns any securities of Company except for 20,398,699 Common Shares. In consideration of the Company’s entering into this Exclusivity Letter, Tether agrees that, during the Exclusivity Period, except in connection with an offer by Tether to acquire all of the Common Shares of Company not owned by Tether as of the date hereof, Tether will not (and will ensure that its affiliates and associates (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and any person acting on behalf of or in concert with Tether or any of its affiliates or associates will not), directly or indirectly, without the prior written consent of Company, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities (whether debt or equity) or assets of Company or any of its subsidiaries, or any warrant, option or other direct or indirect right to acquire any such securities or assets, (ii) enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving Company or any of its subsidiaries, (iii) initiate, encourage, make, or in any way participate or engage in, any “solicitation” of “proxies” as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Company (including, for the avoidance of doubt, indirectly by means of communication with the press or the media), (iv) file with the SEC a proxy statement or any supplement thereof or any other soliciting material in respect of Company or its shareholders that would be required to be filed with the SEC pursuant to Rule 14a-12 or other provisions of the Exchange Act, (v) nominate or recommend for nomination a person for election at any shareholder meeting at which directors of Company’s board of directors are to be elected, (vi) submit any shareholder proposal for consideration at, or bring any other business before, any Company shareholder meeting, (vii) initiate, encourage, make, or in any way participate or engage in, any “withhold” or similar campaign with respect to any Company shareholder meeting, (viii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (ix) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of Company, (x) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of Company, (xi) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (xii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other Persons in connection with the foregoing; provided that the foregoing shall not prevent Tether from submitting confidential proposals to Company with respect to the Proposed Transaction until such time as the Company notifies Tether that it is terminating discussions with Tether concerning the Proposed Transaction. Tether’s obligations under this paragraph shall terminate immediately (and without further action by any party hereto) if any Person or group of Persons shall have acquired or entered into a definitive agreement with Company to acquire, or the board of directors of Company has approved, an acquisition of, more than 50% of each class of equity securities of Company, or assets of Company or its subsidiaries representing more than 50% of the consolidated earning power of Company and its subsidiaries. Tether further agrees that during the Exclusivity Period Tether will not (and will ensure that Tether’s affiliates and associates (and any Person acting on behalf of or in concert with Tether or any of its affiliates or associates) will not), directly or indirectly, without the prior written consent of Company take any action that would reasonably be expected to require Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph with Tether or any of its affiliates.

In consideration of the Company’s entering into this Exclusivity Letter, Tether further agrees that it will not, and will not cause any direct or indirect affiliate to, without the consent of the Company, which consent shall not be unreasonably withheld, for a period of three months following the date hereof (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by Tether in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Shares, the “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing. Notwithstanding the foregoing, during the Lock-Up Period, Tether may transfer Lock-Up Securities pursuant to a bona fide Third Party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock, involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Securities shall remain subject to the restrictions of this paragraph. Tether acknowledges and agrees that the foregoing precludes Tether from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by Tether or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

Each of the parties acknowledges and agrees that, in addition to all other remedies available (at law or otherwise), each party shall be entitled to seek equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Exclusivity Letter by the other party.

For purposes of the foregoing:

•	“Alternative Transaction” means any transaction involving, directly or indirectly: (i) the sale, license or disposition (by the Company or any affiliate of the Company) of a material portion of the assets of the Company and its subsidiaries, taken as a whole; (ii) the sale, issuance or disposition by the Company of (A) a material portion of the capital stock of the Company or (B) any security or instrument convertible into or exchangeable for a material portion of the capital stock of the Company, in each case to any Person other than Tether; or (iii) any merger, consolidation, business combination, share exchange, reorganization, or similar transaction involving the Company that would directly or indirectly result in any of the foregoing, in each case, excluding the Proposed Transaction or any other transaction with Tether and its affiliates.

•

“Expiration Date” means the earliest of: (a) the date on which a definitive agreement is entered into between Tether and the Company with respect to the Proposed Transaction (“Definitive Agreement”); (b) the date on which Tether advises the Company in writing that Tether is terminating all negotiations regarding the Proposed Transaction; or (c) 11:59 pm Eastern Standard Time on March 16, 2025; provided that the Expiration Date may be extended by the mutual written agreement of the parties.

•	“Person” means any individual and any corporation, partnership, entity, group, tribunal or governmental authority.

•	“Representatives” means, with respect to any Person, (i) the affiliates of such Person, and (ii) the officers, directors, attorneys, advisors, accountants, agents and other representatives of such Person.

•	“Third Party” means any Person other than Tether and its affiliates.

This Exclusivity Letter shall be governed by and construed in accordance with the laws of New York (without giving effect to principles of conflicts of laws). Any dispute arising out of or in connection with Exclusivity Letter, including any question regarding its existence, validity, interpretation, breach or termination, shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (LCIA) under the LCIA Rules, which are deemed to be incorporated by reference herein. The number of arbitrators shall be one. The seat, or legal place, of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English. All proceedings, including any negotiations, mediations, arbitrations and/or litigations, conducted pursuant to this Exclusivity Letter shall be confidential. Except as may be required by law, neither a party nor any arbitrator(s) may disclose or publish the existence, content, documents exchanged, pleadings or written submissions filed, testimony rendered or arguments made, orders or awards issued or results of any proceedings conducted hereunder without the prior written consent of both parties.

This Exclusivity Letter constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than that certain Nondisclosure Agreement dated February 24, 2025, by and between Tether and the Company (which shall remain in full force and effect). This Exclusivity Letter may not be amended, changed, supplemented or otherwise modified except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party. This Exclusivity Letter may be executed in counterparts, which together shall constitute one instrument. Facsimiles or scans of duly executed counterpart signature pages are acceptable and shall deemed to be originals.

Nothing in this Exclusivity Letter or the Letter of Intent should be considered to constitute a binding obligation of Tether or the Company to enter into the Definitive Agreement or any other agreement or otherwise proceed with the Proposed Transaction.

Sincerely,

Tether Investments, S.A. de C.V.

By:	/s/ Giancarlo Devasini
Name:	Giancarlo Devasini
Title:	Sole Administrator

AGREED AND ACKNOWLEDGED:

Adecoagro S.A.

By:	/s/ Mariano Bosch
Name:	Mariano Bosch
Title:	Director

By:	/s/ Emilio Gnecco
Name:	Emilio Gnecco
Title:	Authorized Officer

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